March 24, 2011

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Form 8-K Filed April 20, 2010
File No. 1-14128

Dear Mr. Thompson:

Below is the third addendum to response #7 from Emerging Vision, Inc. (the “Company”) as discussed in detail during the most recent teleconference held on March 17, 2011 at 9:30 am with the Securities and Exchange Commission (“SEC”).  The teleconference was held in regards to the Company’s second addendum to response #7, dated March 7, 2011, and as an additional follow up to the Response Letter to the SEC Comment Letter, dated December 21, 2010, relating to the above-referenced filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 – Income Taxes

7.
As it relates to your reconciliation of the statutory income tax rate to the effective income tax rate, please tell us what the line item captioned “net operating loss carryforward adjustments” represents and show us how the amount of the impact on the effective rate was computed.  In addition, please show us how to re-compute the amount of the impact on the effective rate attributed to the change in your valuation allowance for each period presented.  Finally, please tell us your consideration of describing under Management’s Discussion and Analysis of Financial Condition and Results of Operations the nature of these items and their impact on reported income tax expense.

Response

The following footnote reflects the changes made to the current and deferred portion of the provision for income taxes as well as the changes made to the income tax expense based on the application of the Federal statutory income tax rate.

NOTE 11 – INCOME TAXES:

The Company records the income tax effect of transactions in the same year that the transactions occur to determine net income, regardless of when the transactions are recognized for tax purposes.  Deferred taxes are provided to reflect the income tax effects of amounts included in the Company’s financial statements in different periods than for tax purposes, principally bad debt allowances for accounts receivables, equity compensation charges, and depreciation and amortization expenses for income tax purposes.  The provision for income taxes for the years ended December 31, 2009 and 2008 was $344,000 and $591,000, respectively.

Valuation allowances have been established for deferred tax assets based on a more likely than not threshold.  The Company’s ability to realize deferred tax assets depends on the Company’s ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction.

The provision for income taxes for the years ended December 31, 2009 and 2008 is presented below:

	2009	2008
Current:
Federal	$(31)	$28
State and local	(5)	5
Foreign	36	38
Total current	-	71

Deferred:
Federal	291	444
State and local	53	76
Foreign	-	-
Total deferred	344	520
Provision for income taxes	$344	$591

Deferred tax assets represent the future income tax benefit from amounts that have been recognized as expenses for financial statement purposes in the current period which may not be deducted for income tax purposes until future years.  Likewise, deferred tax liabilities represent the current income tax benefit from amounts that may be deducted for income tax purposes but have not yet been recognized as expenses for financial statement purposes.

The Company evaluates deferred income taxes quarterly to determine if it is more likely than not that the future tax benefits from deferred tax assets will be realized in future years.  Valuation allowances are established if it is determined that the Company may not realize some or all of such future tax benefits.  The Company assesses whether valuation allowances against the deferred tax assets should be established or adjusted based on consideration of all available evidence, both positive and negative, using the more likely than not standard.  This assessment considers, among other matters, the nature, frequency of recent income and losses, forecasts of future profitability and the duration of statutory carryforward periods.  In making such judgments, significant weight is given to evidence that can be objectively verified.

The tax effect of temporary differences that give rise to the deferred tax asset as of December 31, 2009 and 2008, are presented below:

	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$18,612	$18,038
Reserves and allowances	177	143
Accrued expenses	131	122
Total deferred tax assets	18,920	18,303

Deferred tax liabilities:
Depreciation and amortization	(678)	(460)
Total deferred tax liabilities	(678)	(460)
	18,242	17,843
Less: valuation allowance	(17,432)	(16,689)
Net deferred tax assets	$810	$1,154

As of December 31, 2009, the Company had net operating loss carry forwards for regular tax and alternative minimum taxable income purposes available to reduce future taxable income, which may be limited in accordance with Section 382 of the Internal Revenue Code of 1986, as amended, based on certain changes in ownership that have occurred, or could occur in the future.  These carryforwards expire as follows:

	Net Operating Loss	AMT Operating Loss

2011	$1,164	$1,191
2012	3,845	3,845
2018	10,810	10,810
2019	1,358	1,358
2020	20,269	20,269
2021	2,369	1,808
2022	4,375	4,310
2023	166	166
2024	25	25
2025	21	21
2026	24	24
2027	496	184
2028	1,606	1,280
	$46,528	$45,292

The Company’s effective tax rate differs from the statutory Federal income tax rate of 34%, primarily due to the effect of foreign, state and local income taxes and the impact of recording a valuation allowance if it is determined that the Company may not realize some or all of the future tax benefits from deferred tax assets, which primarily consist of the potential future tax benefits from net operating loss carryforwards.  The following is a reconciliation of the income tax expense that would result from applying the U.S. Federal statutory income tax rate to the Company’s recorded income tax expense for the years ended December 31, 2009 and 2008:

	2009	2008
Income tax expense at federal statutory rate	$(741,000)	$171,000
State and local income taxes	317,000	68,000
Foreign income taxes	25,000	16,000
Change in deferred tax valuation allowance	743,000	336,000
Provision for income taxes	$344,000	591,000

We do not believe that these changes are material to the financial statements or that they would have any significance with respect to understanding the business.  Therefore, we believe that more careful analysis in the future will suffice and do not believe that it would be worthwhile to amend any of our existing filings due to this matter.

Please contact me at (646) 737-1505 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer

cc:           Glenn Spina
Michael Bernstein
Mitchell Rubin
Richard Koppel